   [LETTERHEAD]

                                          Trading Symbol: VGZ
                                          Toronto and American Stock Exchanges

_________________________________________________________________NEWS  _______

                             VISTA UPDATE ON BOLIVIA

DENVER, COLORADO, SEPTEMBER 16, 1999 - In response to articles in the Bolivian press that Capa Circa miners and villagers from the local village of Chuquiuta have occupied the Capa Circa mine, the Company has been informed by its representatives in Bolivia that there has been no illegal entry into the mine workings or damage to its facilities. The miners appear to be taking advantage of the Company's offer to exploit any gold occurrences on the surface. The offer was made as part of the Company's efforts to mitigate the pending lay offs in September and was conditional on the Company not being responsible for safety or environmental problems that may result from the miners' activities. The Company has had a number of meetings with both the Capa Circa miners and representatives of the Ministry of Labor and Mining concerning the lay offs, which are made necessary by the continued low gold price.

Vista Gold Corp. is an international gold mining, development and exploration company based in Denver, Colorado. Its holdings include the Hycroft and Mineral Ridge mines in Nevada, the development properties in Bolivia, and exploration projects in North and South America.

                                       ---

The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties that could cause actual results to vary materially from the targeted results. Such risks and uncertainties include those described in the Company's Form 10-K as amended.

For further information, please contact Investor Relations at (303) 629-2450.